Exhibit 99.1

PROQR THERAPEUTICS N.V.
Index to Unaudited Interim Condensed Consolidated Financial Statements

PAGE
Unaudited Interim Condensed Consolidated Statement of Financial Position at June 30, 2026 and December 31, 2025	1
Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Three and Six Month Periods ended June 30 2026 and 2025	2
Unaudited Interim Condensed Consolidated Statement of Changes in Equity for the Three and Six Month Periods Ended June 30, 2026 and 2025	3
Unaudited Interim Condensed Consolidated Statement of Cash Flows for the Three and Six Month Periods ended June 30, 2026 and 2025	4
Notes to Unaudited Interim Condensed Consolidated Financial Statements	5

Unaudited Interim Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Interim Condensed Consolidated Statement of Financial Position

		June 30,	December 31,
		2026	2025
		€1,000	€1,000
Assets
Property, plant and equipment	7	11,923	12,630
Investments in financial assets	17	—	—
Non-current assets		11,923	12,630

Cash and cash equivalents	5	117,125	92,413
Trade and other receivables	6	3,908	6,800
Other taxes		597	913
Current assets		121,630	100,126
Total assets		133,553	112,756

Equity and liabilities
Equity
Equity attributable to owners of the Company		79,477	49,374
Total equity	12	79,477	49,374

Liabilities
Borrowings	9	—	—
Lease liabilities	10	8,692	9,547
Deferred income	11	10,510	21,394
Non-current liabilities		19,202	30,941

Borrowings	9	5,017	4,872
Lease liabilities	10	1,603	1,545
Derivative financial instruments		213	234
Trade payables		—	298
Social securities and other taxes		214	—
Deferred income	11	17,644	17,552
Other current liabilities	8	10,183	7,940
Current liabilities		34,874	32,441
Total liabilities		54,076	63,382

Total equity and liabilities		133,553	112,756

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

(€ in thousands, except share and per share data)

		Three month period		Six month period
		ended June 30,		ended June 30,
		2026	2025	2026	2025
		€1,000	€1,000	€1,000	€1,000
Revenue	13	8,759	3,817	10,792	8,336

Other income	14	—	158	—	380

Research and development costs	15	(12,667)	(11,408)	(24,497)	(23,731)
General and administrative costs	16	(4,914)	(4,816)	(8,766)	(8,050)
Total operating costs		(17,581)	(16,224)	(33,263)	(31,781)

Operating result		(8,822)	(12,249)	(22,471)	(23,065)
Finance income and expense		152	192	364	647
Results related to financial liabilities measured at fair value through profit or loss		(33)	(104)	21	178

Result before corporate income taxes		(8,703)	(12,161)	(22,086)	(22,240)
Income taxes	18	(25)	(18)	(25)	(18)

Result for the period		(8,728)	(12,179)	(22,111)	(22,258)
Other comprehensive income (foreign exchange differences on foreign operation)		48	(682)	227	(1,053)

Total comprehensive income		(8,680)	(12,861)	(21,884)	(23,311)

Result attributable to
Owners of the Company		(8,728)	(12,179)	(22,111)	(22,258)

Total comprehensive income attributable to
Owners of the Company		(8,680)	(12,861)	(21,884)	(23,311)

Share information
Weighted average number of shares outstanding[1]		109,958,613	105,343,897	107,673,118	105,320,495

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]		(0.08)	(0.12)	(0.21)	(0.21)
Diluted loss per share[1]		(0.08)	(0.12)	(0.21)	(0.21)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

Unaudited Interim Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Interim Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2025	107,710,916	4,308	483,812	26,248	1,350	(427,158)	88,560
Result for the period	—	—	—	—	—	(22,258)	(22,258)
Other comprehensive income	—	—	—	—	(1,053)	—	(1,053)
Recognition of share-based payments	—	—	—	1,667	—	—	1,667
Treasury shares transferred	(131,525)	—	—	—	—	—	—
Share options lapsed	—	—	—	(1,462)	—	1,462	—
Share options exercised / RSUs vested	131,525	—	67	(181)	—	181	67

Balance at June 30, 2025	107,710,916	4,308	483,879	26,272	297	(447,773)	66,983

Balance at January 1, 2026	107,710,916	4,308	483,881	28,426	265	(467,506)	49,374
Result for the period	—	—	—	—	—	(22,111)	(22,111)
Other comprehensive income	—	—	—	—	227	—	227
Recognition of share-based payments	—	—	—	2,786	—	—	2,786
Issuance of ordinary shares	35,755,393	1,430	47,771	—	—	—	49,201
Treasury shares transferred	(4,623)	—	—	—	—	—	—
Share options lapsed	—	—	—	(2,199)	—	2,199	—
Share options exercised / RSUs vested	4,623	—	—	(6)	—	6	—

Balance at June 30, 2026	143,466,309	5,738	531,652	29,007	492	(487,412)	79,477

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Interim Condensed Consolidated Statement of Cash Flows

		Three month period		Six month period
		ended June 30,		ended June 30,
		2026	2025	2026	2025
		€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result		(8,728)	(12,179)	(22,111)	(22,258)
Adjustments for:
— Other income	14	—	(158)	—	(380)
— Depreciation		707	675	1,401	1,353
— Share-based compensation	12	1,358	909	2,786	1,667
— Financial income and expenses		(110)	(139)	(369)	(647)
— Results related to financial liabilities measured at fair value through profit or loss		33	104	(21)	(178)
— Income tax expenses	18	25	18	25	18

Changes in working capital		(5,754)	(1,178)	(5,645)	(7,900)
Cash used in operations		(12,469)	(11,948)	(23,934)	(28,325)

Corporate income tax (paid)/received		(25)	(18)	(25)	(18)
Interest received		359	617	726	1,405
Interest paid		(135)	(52)	(182)	(261)

Net cash used in operating activities		(12,270)	(11,401)	(23,415)	(27,199)

Cash flow from investing activities
Purchases of property, plant and equipment		(291)	(101)	(455)	(325)

Net cash used in investing activities		(291)	(101)	(455)	(325)

Cash flows from financing activities
Proceeds from issuance of shares, net	12	49,201	—	49,201	—
Proceeds from exercise of share options	12	—	—	—	67
Repayment of lease liability	10	(621)	(293)	(925)	(860)

Net cash generated by / (used in) financing activities		48,580	(293)	48,276	(793)

Net increase / (decrease) in cash and cash equivalents		36,019	(11,795)	24,406	(28,317)

Currency effect cash and cash equivalents		18	(854)	306	(1,326)
Cash and cash equivalents, at beginning of the period	5	81,088	132,414	92,413	149,408

Cash and cash equivalents at the end of the period		117,125	119,765	117,125	119,765

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

1. General Information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a biotechnology company domiciled in the Netherlands that primarily focuses on the discovery and development of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares have been listed on Nasdaq. They are currently trading at Nasdaq Capital Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 (Chamber of Commerce no. 54600790) and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (100%);
●	ProQR Therapeutics I B.V. (100%);
●	ProQR Therapeutics II B.V. (100%);
●	ProQR Therapeutics III B.V. (100%);
●	ProQR Therapeutics IV B.V. (100%);
●	ProQR Therapeutics V B.V. (100%);
●	ProQR Therapeutics VI B.V. (100%);
●	ProQR Therapeutics VII B.V. (100%);
●	ProQR Therapeutics VIII B.V. (100%);
●	ProQR Therapeutics IX B.V. (100%);
●	ProQR Therapeutics I Inc. (100%)

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity.

As used in these interim condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

Unaudited Interim Condensed Consolidated Financial Statements

2. Significant Accounting Policies

These interim condensed consolidated financial statements for the three and six month period ended June 30, 2026, have been prepared in accordance with IAS 34 Interim Financial Statements. They should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2025. These interim condensed consolidated financial statements do not include all information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. In the opinion of management, all events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period are disclosed in these interim condensed consolidated financial statements. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2025.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The management of ProQR has, upon preparing and finalizing these interim condensed consolidated financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these interim condensed consolidated financial statements. Management expects the Company to continue as a going concern based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of ProQR’s business plan and budget. As further described in Note 12, additional funding was raised in June 2026 which management expects to provide sufficient resources to continue operating activities for at least twelve-months following the issuance of these interim condensed consolidated financial statement. As a result, we continue to adopt the going concern basis of accounting in preparing the interim condensed consolidated financial statements.

The carrying amount of all financial assets and financial liabilities is a reasonable approximation of the fair value and therefore, information about the fair values of each class has not been disclosed.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of New and Revised International Financial Reporting Standards

New Standards and Interpretations, which became effective as of January 1, 2026, did not have a material impact on our interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Financial Statements

4. Critical Accounting Estimates and Judgements

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Company’s annual financial statements for the year ended December 31, 2025.

(i) Revenue recognition for the Eli Lilly and Company research and collaboration agreement

a. Identification of the performance obligations

As further described in Note 13 the identification of the performance obligations for the Company’s original research and collaboration agreement with Eli Lilly and Company (“Lilly”), and the amended and restated research and collaboration agreement (collectively, the “Collaboration agreement”) involves significant judgement.

A key judgement was made in determining that the license granted to Lilly is not distinct from the associated research and development (“R&D”) services, due to the lack of stand-alone value of the license without the Company’s involvement and the significant interdependencies between the license and the R&D services to be provided by the Company. As a result, the license and the R&D services are accounted for together as a single combined performance obligation consisting of multiple activities that are not distinct.

b. Determining the timing of satisfaction of performance obligations

As further described in Note 13, before the handover of a compound to Lilly, the Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services. As the Company’s estimate of the total labor hours required is dependent on the evolution of the research and development activities, it may be subject to change. If the progression and/or outcome of certain research and development activities would be different from the assumptions that were made during the preparation of these financial statements, this could lead to material adjustments to the total estimated labor hours, which might result in a reallocation of revenue between current and future periods. Our total deferred revenue balance related to this Lilly performance obligation amounts to € 28,154,000 at June 30, 2026 (December 31, 2025: € 38,946,000).

c. Determining the transaction price

The Company applied judgement to determine whether the equity investments made by Lilly in ProQR are part of the transaction price for the Collaboration agreement. The Company concluded that the differences between the prices that Lilly paid for the shares and the ProQR stock closing prices on the days of entering into the equity investment agreements arose because of the Company’s existing obligations to deliver research and development services to Lilly under the terms of the Collaboration agreement. Therefore, the above differences between the closing share prices on the agreement effective dates and the equity investment prices paid by Lilly are considered to be part of the transaction price of the contract and are initially allocated to deferred revenue.

Unaudited Interim Condensed Consolidated Financial Statements

The contract also includes variable consideration, but no variable consideration was included in the initial transaction price at the inception, as it was not highly probable that a significant reversal in the amount of cumulative revenue recognized would not occur. The Company includes such variable consideration in the transaction price when the uncertainty associated with the variable consideration is resolved.

The Collaboration agreement includes variable consideration in the form of development milestones, commercial milestones, and sales-based royalties based on the level of sales. As further described in Note 13, during 2026, the Company achieved development milestones during the ProQR research program under the agreement, which were added to the transaction price and recognized partially as revenue during 2026 based on the status of completion (satisfied part) of the single combined performance obligation.

(ii) Research and development expenditures

Research expenditures are reflected in the income statement. Development expenses are currently also reflected in the income statement because the criteria for capitalization are not met. Research and development costs are recognized as an expense when incurred and are typically made up of clinical and preclinical activities including costs for contract research organizations and clinical investigative sites.

Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided by vendors on their actual costs incurred. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although the Company does not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

5. Cash and Cash Equivalents

At June 30, 2026, the Company’s cash and cash equivalents were € 117,125,000 compared to € 92,413,000 at December 31, 2025. The cash balances are held at banks with investment grade credit ratings. Short-term credit ratings must be rated A-1/P-1/F1 at a minimum by at least one of the Nationally Recognized Statistical Rating Organizations (“NRSROs”) specifically Moody’s, Standard & Poor’s or Fitch. The cash at banks is at full disposal of the Company. Included in cash and cash equivalents are deposits fixed for at most 3-month periods at a time and money market funds which are invested in short-term government backed instruments with maturities up to three months at inception and are readily convertible to cash.

Unaudited Interim Condensed Consolidated Financial Statements

6. Trade and Other Receivables

	June 30,	December 31,
	2026	2025
	€1,000	€1,000
Collaboration receivables	431	3,358
Prepayments	2,645	2,627
Accrued income from Rett Syndrome Research Trust	502	502
Other receivables	330	313
Total	3,908	6,800

All receivables are considered short-term and due within one year. At June 30, 2026 and December 31, 2025 collaboration receivables consisted of amounts receivable from Lilly. At June 30, 2026 and December 31, 2025 prepayments consisted principally of payments made by the Company for services not yet provided by vendors. As at June 30, 2026 and December 31, 2025 the accrued grant income relating to Rett Syndrome Research Trust (“RSRT”) includes the initial fair value of the warrants issued to RSRT that was accounted for as a reduction of the transaction price. The RSRT agreement is described in Note 14. Other Income. At June 30, 2026 and December 31, 2025 other receivables consisted principally of accrued grant income and deposits.

7. Property, Plant and Equipment

At June 30, 2026 and December 31, 2025, property plant and equipment consisted of buildings and leasehold improvements, laboratory equipment and other assets. Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 9,212,000 at June 30, 2026 (December 31, 2025: € 9,994,000).

8. Other Current Liabilities

At June 30, 2026 other current liabilities amount to € 10,183,000 (December 31, 2025: € 7,940,000). At June 30, 2026 and December 31, 2025, other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

Unaudited Interim Condensed Consolidated Financial Statements

9. Borrowings

	June 30,	December 31,
	2026	2025
	€1,000	€1,000
Innovation credit	2,899	2,899
Accrued interest on innovation credit	2,118	1,973

Total	5,017	4,872
Current portion	5,017	4,872
Total non-current borrowings	—	—

In December 2018, ProQR was awarded an Innovation credit for the sepofarsen program. Amounts were drawn under this facility from 2018 through 2022. The credit of € 3,907,000 was used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (New Drug Applications / Marketing Authorization Applications) of sepofarsen for LCA10. In the fourth quarter of 2023, ProQR made a partial repayment of the principal, amounting to € 1,008,000. The remaining amount payable of € 2,899,000 is recognized under current borrowings as at June 30, 2026 and December 31, 2025.

In December 2023, ProQR received a waiver to postpone repayment for the remaining balance of the Innovation credit including accrued interest. As a result, the repayment of the total loan of € 4,292,000, including accrued interest, could be waived if conditions are met, subject to annual review. In December 2025, the waiver for the principal and interest was again extended until December 31, 2026.

In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts. However, the Pontifax’ and Kreos’ warrants, classified as derivative financial instruments on the balance sheet, remain in place until their five-year economic life expires in 2025 and 2026. These warrants are accounted for as embedded derivatives and were recognized separately from the host contract as derivative financial liabilities at fair value through profit or loss. The warrants as part of the original loan agreement expired during 2025 and were derecognized. The warrants as part of the subsequent loan agreement remain in place until the economic life expires in December 2026.

10. Lease Liabilities

At June 30, 2026 and December 31, 2025, lease liabilities primarily consisted of the Company’s lease of office and laboratory facilities at Zernikedreef in Leiden, the Netherlands.

The Company leases office and laboratory facilities of 4,818 square meters at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The current lease agreement for these facilities terminates on June 30, 2031. The lease agreement contains no significant dismantling requirements.

The initial 10-year lease agreement for the Leiden office and laboratory facilities was accounted for as of commencement date July 1, 2020. This 10-year period was extended by 1 year to an 11-year period in December 2020. The lease contract may be extended for subsequent 5-year periods. As the Company is not reasonably certain to exercise these extension options, these are not included in the lease term.

The carrying amount of the right-of-use asset is disclosed in Note 7.

Unaudited Interim Condensed Consolidated Financial Statements

11. Deferred Income

The following table summarizes details of deferred income at June 30, 2026 and December 31, 2025. The nature of the deferred income is described in Note 13 and 14.

	June 30,	December 31,
	2026	2025
	€1,000	€1,000
Payments from Eli Lilly and Company	17,644	17,552
Payments from Rett Syndrome Research Trust	—	—
Current portion	17,644	17,552

Payments from Eli Lilly and Company	10,510	21,394
Non-current portion	10,510	21,394

Total	28,154	38,946

12. Shareholders’ Equity

The authorized share capital of the Company amounting to € 21,600,000 consists of 270,000,000 ordinary shares and 270,000,000 preference shares with a par value of € 0.04 per share. At June 30, 2026, 143,466,309 ordinary shares were issued, which is comprised of 141,121,476 ordinary shares fully paid and outstanding as well as 2,344,833 ordinary shares held by the Company as treasury shares (December 31, 2025: 2,349,852). These treasury shares are issued and not outstanding.

In September 2024, the Company filed a shelf registration statement on Form F-3, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement (the “sales agreement”) with Cantor Fitzgerald & Co. (“Cantor”) in one or more at-the-market (“ATM”) offerings. The Company will pay Cantor a commission equal to 3% of the gross proceeds of the sales price of all ordinary shares sold through it as sales agent under the sale agreement. As of June 30, 2026 no shares have been issued pursuant to this ATM facility.

In October 2024, the Company consummated an underwritten public offering of 18,000,000 ordinary shares (the “2024 Offering”) at a public offering price of $ 3.50 per share (the “2024 public offering price”). In addition, the Company granted the underwriters a 30-day option to purchase up to 2,700,000 additional ordinary shares at the public offering price, less underwriting discounts and commissions. The option was partially exercised on October 31, 2024, resulting in the issuance of 1,940,072 shares. The gross proceeds from the Offering and subsequent partial exercise of the underwriters’ option, amounted to $ 69,790,000 (€ 64,600,000) while the transaction costs amounted to approximately € 4,365,000, resulting in net proceeds of approximately € 60,235,000.

Concurrently with the 2024 Offering, the Company entered into a share purchase agreement with Lilly in a separately negotiated transaction (the “concurrent private placement”), pursuant to which the Company agreed to offer and sell, and Lilly agreed to purchase, 3,523,538 ordinary shares at a price per share equal to the public offering price, for total gross proceeds of approximately $ 12,300,000, subject to a purchase price cap of $ 15,000,000, the consummation of the offering and the satisfaction of other customary closing conditions. The proceeds of $ 12,300,000 (€ 11,400,000) from the concurrent private placement were received on October 25, 2024. The ordinary shares purchased in the concurrent private placement are not subject to any underwriting discounts or commissions.

Unaudited Interim Condensed Consolidated Financial Statements

In April 2026, the Company entered into agreement with Ginkgo Bioworks (“Ginkgo”) under which Ginkgo will provide services to support the Company’s AI-enabled research and development activities. In connection with this arrangement, the Company agreed to issue 3,030,303 ordinary shares based on a reference price of $ 1.65 per share to Ginkgo. These shares represent a contractual credit of $ 5.0 million to be applied against future services over a three-year term. To the extent the credit is not utilized within the contractual term or upon certain termination events, the unused amount is repayable through the return of shares or, if such shares are no longer held, in cash. The arrangement does not require the Company to utilize the services, and the Company can terminate the agreement at anytime without penalties. Upon issuance of the shares, the transaction was recognized solely within equity in line with the requirements of IFRS 2. The nominal value of the shares was recognized as ordinary share capital with a corresponding entry in share premium. As services are subsequently received from Ginkgo, the contractual credit will be recognized as research and development expense with a corresponding adjustment to share premium.

In June 2026, the Company consummated an underwritten registered direct offering of 27,624,310 ordinary shares (the “2026 Offering”) at an at-the-market offering price of $ 1.81 per share (the “2026 offering price”) under Nasdaq rules. The gross proceeds from the 2026 offering amounted to $ 50.0 million (€ 44.1 million) while the transaction costs amounted to approximately € 3.0 million, resulting in net proceeds of approximately € 41.1 million.

Concurrently with the 2026 offering, the Company entered into a share purchase agreement with Lilly in a separately negotiated transaction pursuant to which the Company agreed to offer and sell, and Lilly agreed to purchase 5,100,780 ordinary shares at a price per share equal to the public offering price, for total gross proceeds of approximately $ 9.2 million. The proceeds of $ 9.2 million (€ 8.1 million) from this concurrent private placement were received on June 26, 2026. The ordinary shares purchased in the concurrent private placement are not subject to any underwriting discounts or commissions. Pursuant to the share purchase agreement, the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) covering the resale of the ordinary shares issued to Lilly. As of the date of the issuance of these interim financial statements, the registration statement has not yet been filed.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan, which was introduced in 2013. Options and Restricted Stock Units (“RSUs”) may be granted to employees, members of the Board and consultants. The compensation expenses included in operating costs for this plan in the six month period ended June 30, 2026 were € 2,786,000 (six month period ended June 30, 2025: € 1,667,000), of which € 2,055,000 was recorded in general and administrative costs (six month period ended June 30, 2025: € 1,182,000) and € 731,000 was recorded in research and development costs (six month period ended June 30, 2025: € 485,000).

13. Revenue

Eli Lilly and Company collaboration

In September 2021, the Company entered into a global licensing and research collaboration with Lilly focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. ProQR and Lilly will use ProQR’s proprietary Axiomer™ RNA editing platform to progress new drug targets toward clinical development and commercialization.

Unaudited Interim Condensed Consolidated Financial Statements

Under the terms of the agreement, ProQR received an upfront payment and equity consideration, and is eligible to receive milestone payments and royalties on the net sales of any resulting products. In September 2021, the Company issued 3,989,976 shares to Lilly, resulting in gross proceeds of $ 30,000,000 (€ 25,270,000). These shares were issued at a premium of $ 2,429,000 (€ 2,047,000), which was determined to be part of the transaction price and as such was initially recognized as deferred revenue. An up-front payment of $ 20,000,000 (€ 16,849,000) was received in October 2021.

In December 2022, the Company and Lilly amended their research and collaboration agreement described above, which expanded the collaboration. Under the amended and restated research and collaboration agreement, Lilly will gain access to additional targets in the central nervous system and peripheral nervous system with ProQR’s Axiomer platform.

As described under Note 12, pursuant to the amended and restated agreement, the Company issued 9,381,586 shares to Lilly in December 2022, resulting in gross proceeds of $ 15,000,000 (€ 14,122,000). These shares were issued at a discount of $ 480,000 (€ 451,000), which is accounted for as a reduction of the transaction price. In February 2023, ProQR also received an upfront payment of $ 60,000,000 (€ 56,412,000). Lilly has the ability to exercise an option to further expand the partnership for a consideration of $ 50,000,000.

With regard to the original and amended and restated research and collaboration agreements with Lilly, the Company concluded as follows:

●	The amended and restated research and collaboration agreement is accounted for as a separate contract under IFRS 15 given the group of promises to be delivered are distinct and are priced commensurate with stand-alone selling prices.
●	For each of the agreements, the company identified one performance obligation under IFRS 15, for the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract. ProQR’s services are evaluated as predominant at inception of the contract and the compounds resulting from the collaboration do not represent a series of distinct promises because they were not predetermined at the inception of the contract and can be terminated or replaced at the discretion of Lilly subject to the terms and conditions of the Collaboration agreement.
●	The transaction price of the agreement includes fixed components, consisting of an up-front fee and an equity component (premium or discount). The agreement also contains variable parts, notably milestones, which are included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Development milestone payments to be reached during the ProQR research program will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	Initially, the Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

Unaudited Interim Condensed Consolidated Financial Statements

After the handover of a compound to Lilly:

●	The variable consideration for development milestones to be reached during the Lilly R&D activities is linked to a separable right to use the license which comes into existence for each successful compound transferred to Lilly. This license is a separate performance obligation and revenue will be recognized at a point in time when the development milestone for a license is achieved and the variable constraint is resolved.
●	The variable consideration for commercial milestones is linked to a separable right to use the license which comes into existence for each successful compound transferred to Lilly. This license is a separate performance obligation and will be recognized at a point in time when the commercial milestone for a license is achieved and the variable constraint is resolved.
●	For sales-based royalties, the license is the predominant item to which the royalty relates. The sales-based royalties will be recognized after the handover of the compound to Lilly (after completion of the initial performance obligation) and once the respective sale level occurs.

During the six month period ended June 30, 2026 the Company did not reach any milestones under the agreement.

14. Other Income

	Six month period
	ended June 30,
	2026	2025
	€1,000	€1,000

Grant income	—	380
Total	—	380

In January, 2024, the Company entered into an agreement with the RSRT that focuses on the design and development of editing oligonucleotides using the Company’s Axiomer technology platform targeting the transcription factor Methyl CpG binding protein 2 and correcting mutations of interest. Under the agreement, RSRT awarded the Company up to € 1,015,000 as a research grant for the initial phase of the project that was received during 2024. Of this grant € 380,000 was recognized as other income during the six month period ended June 30, 2025 and the balance was recorded as deferred income. As at December 31, 2025 work under this agreement has been completed. Therefore, the remaining other income related to this agreement was recognized in 2025.

In December 2024, the Company expanded partnership with RSRT to include an additional $ 8,150,000 in funding from the RSRT to support the advancement of the selected candidates into clinical trials. As at June 30, 2026 no amounts have been received under this agreement and the work has not yet commenced.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

Unaudited Interim Condensed Consolidated Financial Statements

15. Research and Development Costs

Research and development costs amount to € 24,497,000 for the six month period ended June 30, 2026 (six month period ended June 30, 2025: € 23,731,000) and are comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. Research and development costs increased compared to the same period in the prior year, mainly due to the Company’s increased research and development activities in the six month period of 2026.

16. General and Administrative Costs

General and administrative costs amount to € 8,766,000 for the six month period ended June 30, 2026 (six month period ended June 30, 2025: € 8,050,000).

17. Investments in Financial Assets

Investment in financial assets consist of the Company’s investment in Kamal Therapeutics Inc. (“Kamal”) and Yarrow Biotechnology Inc. (“Yarrow”).

ProQR holds a 0.28% interest in Kamal. As at June 30, 2026, the investment amounts to € nil (December 31, 2025: € nil).

ProQR holds a 3.6% interest in Yarrow. As at June 30, 2026, the fair value of the Yarrow financial asset amounted to € nil (December 31, 2025: € nil).

18. Income Taxes

The current income tax liability amounts to € nil at June 30, 2026 (December 31, 2025: € nil). No significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

From January 1, 2022, tax losses in the Netherlands may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess. In addition, unused non-deductible interest expenses may be carried forward indefinitely. However, the offset will be limited in a given year against the higher of 20% of adjusted taxable profit or € 1.0 million of interest income.

19. Related-Party Transactions

The Company does not have any transactions with related parties other than compensation to its Board members.

20. Events After Balance Sheet Date

None.